UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Resolution for the Cancellation of Treasury Shares

On July 23, 2024, the board of directors of KB Financial Group Inc. (“KB Financial Group”) resolved to cancel certain of its shares of common stock, which KB Financial Group plans to acquire as treasury shares prior to such cancellation pursuant to the announcement on Form 6-K dated July 23, 2024. The details are as follows:

Type and Number of Shares to be Cancelled	Common Shares	4,624,277 shares
	Other Shares	—
Total Number of Shares Issued	Common Shares	403,511,072 shares
	Other Shares	—
Par Value per Share		KRW 5,000
Estimated Amount of Shares to be Cancelled		KRW 400,000,000,000
Scheduled Period of Acquisition of Treasury Shares for Cancellation	From	August 26, 2024
	To	March 4, 2025
Method of Acquisition of Shares to be Cancelled		Purchase on the stock exchange (KRX)
Scheduled Date of Cancellation		To be determined
Brokerage Company Appointed for the Share Acquisitions		Samsung Securities Co., Ltd.
Date of Resolution by the Board of Directors		July 23, 2024
Obligation to Report to the Korea Fair Trade Commission		Not applicable
Other Material Information for an Investment Decision

•  Legal basis for the cancellation of treasury shares: Article 343-1 of the Commercial Code of Korea.

•  The cancellation of these shares constitutes the cancellation of treasury shares acquired pursuant to a resolution of the board of directors within the limits of profits available for the payment of dividends, and as such, there will be no reduction in the paid-in capital of KB Financial Group.

•  The above “Estimated Amount of Shares to be Cancelled” has been calculated as of the date of the resolution of the board of directors, while the above “Type and Number of Shares to be Cancelled” has been calculated based on the closing price of the common shares of KB Financial Group as of July 22, 2024 (one day prior to the date of the resolution of the board of directors), which was KRW 86,500.

The actual number and amount of shares to be cancelled is subject to change depending on fluctuations in the share price and will be disclosed at a future date prior to the cancellation.

•  The starting date of the above “Scheduled Period of Acquisition of Treasury Shares for Cancellation” is the date of signing of the trust agreement, and the actual purchase period may differ from such date.

•  KB Financial Group plans to cancel all of the treasury shares following the completion of the acquisition of the treasury shares. For detailed information regarding the acquisition of the treasury shares, please refer to the Form 6-K titled “Resolution to Enter into a Trust Agreement for the Acquisition of Treasury Shares” of KB Financial Group furnished on July 23, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 23, 2024	By: /s/ Jae Kwan Kim
(Signature)

Name: Jae Kwan Kim
Title: Senior Executive Vice President and Chief Finance Officer